Exhibit 21
Middlefield Banc Corp. Subsidiaries
1	The Middlefield Banking Company (“MBC”), an Ohio-chartered commercial bank that began operations in 1901. MBC engages in a general commercial banking business in northeastern Ohio. The principal executive office is located at 15985 East High Street, Middlefield, Ohio 44062-0035.

2	Emerald Bank (“EB”), an Ohio-chartered commercial bank headquartered in Dublin, Ohio. EB engages in a general commercial banking business in central Ohio. The principal executive office is located at 6215 Perimeter Drive, Dublin Ohio 43017.